                        1934 Act Registration No. 1-15128

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                             Dated February 15, 2004

                          For the month of January 2004

                       United Microelectronics Corporation
                 (Translation of Registrant's Name into English)

                              No. 3 Li Hsin Road II
                          Science-Based Industrial Park
                             Hsinchu, Taiwan, R.O.C.
                     (Address of Principal Executive Office)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

                  Form 20-F       X               Form 40-F ________
                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes ________                    No     X
                                                     ---------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      United Microelectronics Corporation



Date:    02/16/2004               By     /s/   Stan Hung
     ----------------------         --------------------------------------
                                    Stan Hung
                                    Chief Financial Officer

                                     Exhibit

Exhibit        Description

99.1 Announcement on January 28, 2004: To announce related materials on acquisition of machinery and equipment

99.2 Announcement on January 29, 2004: To announce related materials on acquisition of machinery and equipment

99.3 Announcement on February 4, 2004: UMC announced its unconsolidated operating results for the fourth quarter of 2003

99.4    Announcement on February 4, 2004: Change in Juristic-Person Director

99.5    Announcement on February 9, 2004: January sales

99.6 Announcement on February 13, 2004: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

                                                                    Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 2003/12/29-2004/01/28

3.Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 2; average unit price: $573,764,930 NTD; total transaction price: $1,147,529,860 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD. C/O; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount):
1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price? Not applicable

13.Has an appraisal report not yet been obtained? Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker's fee: Not applicable

16.Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.Do the directors have any objection to the present transaction? No

18.Any other matters that need to be specified: None

                                                                    Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 2003/12/29-2004/01/29

3.Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 7; average unit price: $88,883,743 NTD; total transaction price: $622,186,200 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount):
1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price? Not applicable

13.Has an appraisal report not yet been obtained? Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker's fee: Not applicable

16.Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.Do the directors have any objection to the present transaction? No

18.Any other matters that need to be specified: None

                                                                    Exhibit 99.3

UMC announced its unconsolidated operating results for the fourth quarter of
2003

1.Date of the investor/press conference: 2004/02/04

2.Location of the investor/press conference: B3 Yong Le Room, The Westin Taipei, 133 Nanking East Road, Sec. 3, Taipei

3.Financial and business related information: United Microelectronics Corporation (NYSE: UMC; TSE: 2303)

("UMC" or "the Company") today announced its unconsolidated operating results for the fourth quarter of 2003. Year-over-year revenue increased by 35.3 % to NT$23.72 billion from NT$17.54 billion, and a 10.1% QoQ increase from NT$21.54 billion in 3Q03. The operating income is NT$4.16 billion, a 60.8% increase compared with Q303. The net income for 4Q03 was NT$6.73 billion, increased by 60.1% from NT$4.203 billion in 3Q03. EPS was NT$0.44.

Wafer shipments in the forth quarter were 644 thousand 8-inch equivalent wafers (excluding UMCJ and UMCi), a 17.9% increase from 3Q03, and utilization rate was 96%. The blended average selling price (ASP) for the fourth quarter is the same as that in 3Q03. The revenue from 0.13-micron increased nearly 50% and the percentage accounted for the total revenue increased from 9% (Q3) to 12% (Q4). The percentage of revenue from 0.18-micron and below technologies in the fourth quarter was 46%. The total capital expenditure of UMC and subsidiaries (UMCi &
UMCJ) was US$740 million in 2003. The expected capital expenditure in 2004 will reach US$2.12 billion, of which US$1.65 billion will be invested for the expansion of 12-inch FABs.

"We are pleased to report a sequential increase of over 60% in operating income for the fourth quarter," said Jackson Hu, CEO at UMC. "During this period, we experienced a steady increase in overall demand, particularly from the communications segment, which exhibited a robust rise in orders. Going forward, we expect the first quarter of 2004 to be significantly stronger than the pattern we have seen over the previous several years. Furthermore, we expect over 50% of total net wafer sales to come from 0.18um and below technologies. Compared with 2002, annual revenue for 2003 grew 26%, and net income doubled. This improved financial performance demonstrates our strong competitiveness and points the way toward faster growth." Jackson continued, "During 2003, we continued to invest in state-of-the-art 300mm manufacturing facilities and in the development of silicon IP (intellectual property) to best serve our customers. By the end of 2004, we plan to triple our 300mm manufacturing capacity to 30-thousand 12-inch wafers per month. Planned total capacity, including UMCi, will increase 16% year-over-year, with over half of our total capacity capable of manufacturing chips using 0.18um and below technologies. In the area of customer service, our extensive program to make key IP available to our customers has allowed them to enhance their product performance and speed the time-to-market for their sophisticated system-on-chip (SOC) devices. As we continue the ramp up of 90nm manufacturing in the coming year, we will see increased activity in the development of the key IP necessary to support customers designing into this state-of-the-art production technology."

4.Any other matters that need to be specified: None

                                                                    Exhibit 99.4

Change in Juristic-Person Director

1.Date of occurrence of the change: 2004/02/04

2.Name and resume of the replaced person: Peter Courture  Chairman, Law+

3.Name and resume of the replacement: Dr. Jackson Hu          CEO, UMC

4.Reason for the change: Chuin Li Investment Co. appointed Dr. Jackson Hu to replace Mr. Peter Courture

5.Number of shares held by the new director or supervisor at the time of appointment: Not Applicable

6.Original term (From __________ to __________): 2001/05/30~2004/05/29

7.Effective date of the new appointment: 2004/02/04

8.Rate of change of directors/supervisors of the same term: Not Applicable

9.Any other matters that need to be specified: None

                                                                    Exhibit 99.5

                       United Microelectronics Corporation

                                February 9, 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of January 2004


1) Sales volume (NT$ Thousand)

-------------------------------------------------------------------------------
      Period         Items            2004         2003       Changes      %
--------------------------------------------------------------------------------
January          Invoice amount     8,350,030    5,147,585    3,202,445  62.21%
--------------------------------------------------------------------------------
2004             Invoice amount     8,350,030    5,147,585    3,202,445  62.21%
--------------------------------------------------------------------------------
January          Net sales          8,290,625    5,403,703    2,886,922  53.42%
--------------------------------------------------------------------------------
2004             Net sales          8,290,625    5,403,703    2,886,922  53.42%
--------------------------------------------------------------------------------


2) Funds lent to other parties (NT$ Thousand)

--------------------------------------------------------------------------------
                              Balance as of period end
--------------------------------------------------------------------------------
                          This Month            Last Month      Limit of lending
--------------------------------------------------------------------------------
UMC                                0                     0          32,281,487
--------------------------------------------------------------------------------
UMC's subsidiaries            29,704                30,239           1,940,958
--------------------------------------------------------------------------------

3) Endorsements and guarantees (NT$ Thousand)

-----------------------------------------------------------------------------------------------------
                             Change in This Month  Balance as of period end    Limit of endorsements
-----------------------------------------------------------------------------------------------------
UMC                                             0                         0               64,562,974
-----------------------------------------------------------------------------------------------------
UMC's subsidiaries                        -30,623                   175,530                  175,530
-----------------------------------------------------------------------------------------------------
UMC endorses for subsidiaries                                             0                        0
-----------------------------------------------------------------------------------------------------
UMC's subsidiaries endorse for UMC                                        0                        0
-----------------------------------------------------------------------------------------------------
UMC endorses for PRC companies                                            0                        0
-----------------------------------------------------------------------------------------------------
UMC's subsidiaries endorse for PRC companies                              0                        0
-----------------------------------------------------------------------------------------------------

4)  Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

--------------------------------------------------------------------------------------------------------------
Underlying assets / liabilities                                                                           N/A
--------------------------------------------------------------------------------------------------------------
Financial instruments
--------------------------------------------------------------------------------------------------------------
Realized profit (loss)
--------------------------------------------------------------------------------------------------------------
a-2      Hedging purpose (for the position of floating rate liabilities) NT$ million
-------------------------------------------------------------------------------------------------------------
Underlying assets / liabilities                                                                        16,266
-------------------------------------------------------------------------------------------------------------
Financial instruments                                                                      Interest rate swap
-------------------------------------------------------------------------------------------------------------
Mark to market value                                                                                       21
-------------------------------------------------------------------------------------------------------------

b        Trading purpose : None

                                                                    Exhibit 99.6

                       United Microelectronics Corporation

                         For the month of January, 2004

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation ("UMC") (NYSE: UMC)
2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of January, 2004

1) The trading of directors, supervisors, executive officers and 10% shareholders

-------------------------------------------------------------------------------------------------
   Title          Name          Number of shares       Number of       Number of       Changes
                                held when elected    shares held as  shares held as
                                 (for Directors,          of              of
                                 Supervisors and      December 31,     January 31,
                               Executive Officers)        2003            2004
                               or as May 30, 2001
-------------------------------------------------------------------------------------------------
  Director    Chris Chi                                2,271,464       2,136,464       (135,000)
-------------------------------------------------------------------------------------------------
  Director    Ching-Chang Wen                         10,650,919      10,614,919        (36,000)
-------------------------------------------------------------------------------------------------
  Director    Hong-Jen Wu                             32,142,872      32,042,872       (100,000)
-------------------------------------------------------------------------------------------------
  Director    Fu-Tai Liou                              5,299,735       5,149,735       (150,000)
-------------------------------------------------------------------------------------------------

2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

--------------------------------------------------------------------------------
     Title        Name        Number of shares     Number of shares      Changes
                                pledge as of         pledge as of
                             December 31, 2003     January 31, 2004

--------------------------------------------------------------------------------
      N/A         N/A                0                    0                  0
--------------------------------------------------------------------------------

3) The acquisition assets (NT$ Thousand)

--------------------------------------------------------------------------------
          Description of assets                     January           2004
--------------------------------------------------------------------------------
Semiconductor Manufacturing Equipment              1,012,638         1,012,638
--------------------------------------------------------------------------------
Fixed assets                                               0                 0
--------------------------------------------------------------------------------

4) The disposition of assets (NT$ Thousand)

--------------------------------------------------------------------------------
          Description of assets                     January              2004
--------------------------------------------------------------------------------
Semiconductor Manufacturing Equipment                12,507             12,507
--------------------------------------------------------------------------------
Fixed assets                                              0                  0
--------------------------------------------------------------------------------